

17016572

SEC Mail Processing Section
MAR 16 2017
Washington DC
412

Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Opening Night Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 West 46th Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ruben Brache (212) 302-6415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAR 16 PM 3:38
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ruben Brache, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opening Night Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Representative

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of New York

Subscribed and sworn to (or affirmed) before me on this 14th day of March, 2017 by Ruben Brache proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

STUART GOLDSTEIN
Notary Public, State of New York
No. 01GO6018595
Qualified in New York County
Commission Expires Jan. 11, 2019

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2016


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Opening Night Capital, LLC:

We have audited the accompanying statement of financial condition of Opening Night Capital, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Opening Night Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Opening Night Capital, LLC's financial statements. The supplemental information is the responsibility of Opening Night Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 14, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE™

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Current assets:	
Cash	$ 3,407
Total assets	$ 3,407

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 6,750
Accrued expenses	8,795
Total current liabilities	$ 15,545
Members' equity	(12,138)
Total liabilities and members' equity	$ 3,407

See accountants' report and notes to financial statements.

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Income:		
Other	$	350
Total income		350
Expenses:		
Professional and consulting fees		27,955
Computer expense		4,365
Occupancy		2,500
Regulatory, licensing and fees		2,007
Web design		1,585
Portal fees		1,500
Office expense		1,173
Telephone		975
Insurance		472
Advertising and promotion		286
Total expenses		42,818
Net loss	$	(42,468)

See accountants' report and notes to financial statements.

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$	8,954
Plus: members' contributions		21,376
Net loss		(42,468)
Balance, December 31, 2016	$	(12,138)

See accountants' report and notes to financial statements.

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	(42,468)
Adjustments to reconcile net income to		
Cash from operating activities:		
Increase in accrued expenses/accounts payable		4,545
Net cash provided by operating activities		(37,923)
Cash flows from financing activities:		
Members' contributions		21,376
Net cash provided by financing activities		21,376
Net decrease in cash		(16,547)
Cash and cash equivalents - at December 31, 2015		19,954
Cash and cash equivalents - at December 31, 2016	$	3,407
Supplemental disclosure of cash flow information:		
Cash paid during the year for :		
Interest	$	-
Taxes	$	-

See accountants' report and notes to financial statements.

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Statement of Significant Accounting Policies:

Organization:

Opening Night Capital, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2014, and was registered as a broker-dealer in March 2015 under the Securities Exchange Act of 1934, as amended. The Company is approved to do private placements of securities to public customers.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

Inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. .

Income taxes:

With the consent of its members, the Company has elected to be treated as a New York State Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company may be subject to New York City Unincorporated Business Tax.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities,

2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital deficit of $12,138, which was $17,138 less than its $5,000 minimum required capital.

3. Commitments and Contingencies:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

4. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

5. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

6. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. Commitments and Contingencies

Going-Concern

For the year ended December 31, 2016, the Company conducted no securities business and was only able to maintain operations via addition of capital contributions from its members. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the members will continue to capitalize the Company to fund its continuing operations.

SUPPLEMENTAL INFORMATION

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

Schedule I

COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2016

Credit Factors			
Capital		$	3,407
Discretionary bonus			-
Total credit factors			3,407
Debit Factors			
Accounts receivable and accrued expenses			15,545
			15,545
Net Capital			(12,138)
Less minimum net capital requirements			
Greater of 6 2/3% of aggregate indebtedness or $5,000			5,000
Remainder: Capital in excess of all requirements		$	(17,138)
Capital ratio (maximum allowance 1500%)			
(*)Aggregate indebtedness	15,545		
Divided by: Net capital	(12,138) = -128.07%		
(*)Aggregate indebtedness:			
Accounts payable and accrued expenses		$	15,545
Less discretionary bonus			-
		$	15,545

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited amended Part IIa Focus Report as of December 31, 2016.

See Independent auditor's report

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

Schedule II
Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve is not applicable to Opening Night Capital, LLC as the Company qualifies for exemption under Rule 5c3-3(k)(i).

See Independent auditor's report

OPENING NIGHT CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

Schedule III
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession and control requirements is not applicable to Opening Night Capital, LLC as the Company qualifies for exemption under Rule 5c3-3(k)(i).

See Independent auditor's report

Opening Night Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Opening Night Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Opening Night Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Opening Night Capital, LLC stated that Opening Night Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Opening Night Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Opening Night Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 14, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE

OPENING NIGHT CAPITAL, LLC
151 West 46th Street
New York, NY 10036

Assertions Regarding Exemption Provisions

We, as members of management of Opening Night Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2016.

Opening Night Capital, LLC

By.



(Ruben Brache, Executive Representative)

March 14, 2017

(Date)